LL. B5

U
SECURITIES AN
Was

SEC
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17009321

MAR 01 2017

Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Street
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Murphy 312-381-4905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Aon Securities Inc.

Statement of Financial Condition

December 31, 2016

Contents

EY
Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Aon Securities Inc.

We have audited the accompanying statement of financial condition of Aon Securities Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aon Securities Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

February 27, 2017

Aon Securities Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 18,476,877
Demand note receivable from affiliate	142,520,414
Receivables from affiliates	662,036
Fees receivable	6,653,976
Interest receivable	4,449
Prepaid expenses and other assets	5,307
Total assets	$ 168,323,059
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 202,252
Income taxes payable to affiliate	4,315,420
Deferred advisory fees	1,751,825
Accounts payable and accrued expenses	156,391
Total liabilities	6,425,888
Stockholder's equity:	
Common stock; 200 shares authorized; 110 shares issued and outstanding	11,000
Additional paid-in capital	3,560,000
Retained earnings	158,326,171
Total stockholder's equity	161,897,171
Total liabilities and stockholder's equity	$ 168,323,059

See notes to financial statements.

1. Organization and Operations

Aon Securities Inc. (the Company), a New York Corporation, is a registered broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is also registered with the Ontario Securities Commission, the Municipal Securities Regulatory Board, and all 50 states' securities commissions. The Company is also a registered introducing broker, swap firm, commodity pool operator, and commodity trading adviser with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association.

The Company is owned by Aon Group, Inc., an indirect wholly owned subsidiary of Aon Corporation which, in turn, is a wholly owned subsidiary of Aon plc (the Ultimate Parent).

The Company's capital market activities include structuring, underwriting, and/or participating in selling groups, for offerings of insurance linked securities, primarily catastrophe bonds; and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company's PathWise Solutions Group provides advice, consulting, and other services to assist insurance companies in the management of their portfolios of variable annuities. These services may include the sale of licenses to use the Company's proprietary software.

The Company clears its clients' insurance-linked securities transactions on a fully disclosed basis through Pershing LLC and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at cost, which approximates fair value.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Revenue Recognition

Underwriting fees from securities offerings are recorded when earned, net of third-party fees. Advisory and other fees are recorded when earned. Unearned fees collected in advance are recorded as deferred advisory fees. Commissions and distribution fees represent sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record and are recorded when earned.

Revenues from sales of software licenses are recognized when persuasive evidence of an arrangement exists; delivery of the basic software code has occurred; the license fee is fixed or determinable; and collection of the license fee is probable. Multiple element arrangements exist with certain customers, in which the Company is obligated to provide multiple deliverables or elements, including the delivery of a product, performance of a service, or both. Revenues from multiple-element arrangements are allocated to the individual elements, based on the relative values of the goods or services provided, and then the revenue associated with each element is recognized when earned.

Interest income is recorded on an accrual basis.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers, which, when effective, will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance is effective for the Company in the first quarter of 2018 and early adoption is permitted beginning the first quarter of 2017. The guidance permits two methods of transition upon adoption: full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated. Rather, revenues and other disclosures for pre-2018 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. ASI is currently evaluating the impact that the standard will have on the Company's Financial Statements. The Company is also determining the appropriate method of transition to the guidance, but expects to adopt upon the effective date of January 1, 2018.

3. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets

Level 2 – Inputs other than quoted prices for identical assets in active markets that are observable either directly or indirectly

3. Fair Value Measurements (continued)

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions

As of December 31, 2016, investments in money market mutual funds with a fair value of $17,066,920 were measured using observable prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition.

4. Income Taxes

The Company is included in Aon Corporation's consolidated federal income tax return and all state income tax returns where it is required. Federal and state income taxes have been provided for at an agreed-upon rate, which approximates the amounts that would be due if the Company was filing separate returns. The difference between the statutory tax rate of 35% and the Company's effective tax rate of 40% is due to state income taxes.

The Company has no unrecognized tax benefits. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits, if any, in its provision for income taxes.

The Company has concluded all US federal income tax matters for years through 2007. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2005. The years that follow are open for examination by various tax authorities.

5. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. At December 31, 2016, the note has a balance of $142,520,414. The note accrues interest at a variable rate of One Month US Dollar LIBOR plus 0.1 percent, which was 0.73% at December 31, 2016. The note is recorded at cost, which approximates fair value. The note, including accrued interest, is due and payable on demand.

5. Related-Party Transactions (continued)

Receivables from affiliates arise when the Company's fees are initially collected by an affiliate. Payables to affiliates arise when insurance commissions due to an affiliate are initially collected by the Company, or when affiliates pay certain vendor invoices on behalf of the Company. Such amounts are generally settled on a quarterly basis. Intercompany receivables and payables with the same affiliate are presented on a net basis.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2016, net capital was $11,700,140, which was $11,271,748 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.55 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

7. Subsequent Events

On January 11, 2017, the Company advanced an additional $6 million to Aon Corporation under the demand note agreement.

The Company has evaluated subsequent events through February 27, 2017, the date these financial statements were issued, with no other events noted that would require recognition or disclosure in the financial statements.

STATEMENT OF FINANCIAL CONDITION

Aon Securities Inc.
December 31, 2016
With Report of Independent
Registered Public Accounting Firm